Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following announcement is available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or was otherwise disseminated by Kraft Foods Inc. on February 5, 2010.

Forward-looking statements

This announcement contains forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

5 February 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Notice of Delisting and Related Matters

Kraft Foods announced on 2 February 2010 that all of the Conditions to its recommended Final Offer had been satisfied or waived and, accordingly, the Offer was wholly unconditional.

Level of acceptances

As at 5.00 p.m. (London time) on 4 February 2010, Kraft Foods had received valid acceptances of the Offer in respect of a total of 1,038,720,625 Cadbury Shares (including those represented by Cadbury ADSs), representing approximately 75.41 per cent. of the existing issued share capital of Cadbury.

Delisting and re-registration

As Kraft Foods is in receipt of valid acceptances in respect of at least 75 per cent. of the existing issued share capital of Cadbury, Cadbury confirms that the 20 Business Days’ notice period for the cancellation of the listing of Cadbury Shares on the Official List and the trading on the London Stock Exchange for listed securities has commenced. It is anticipated that cancellation of listing and trading will take effect no earlier than 8.00 a.m. (London time) on 8 March 2010. Cadbury intends to apply for the delisting of Cadbury ADSs from the NYSE, in so far as practicable effective on the same date as the cancellation of delisting and trading of the Cadbury Shares. As promptly as practicable, Cadbury intends to terminate its ADS program and the Deposit Agreement.

Delisting is likely to reduce significantly the liquidity and marketability of any Cadbury Shares (including those represented by Cadbury ADSs) in respect of which the Offer has not been accepted.

It is also proposed that, after Cadbury Shares are delisted, Cadbury will be re-registered as a private company.

Acceptance of the Offer

The Final Offer remains open until further notice and at least 14 days’ notice will be given if Kraft Foods decides to close the Final Offer.

Cadbury Securityholders who have not yet accepted, and wish to accept, the Offer should take action to accept the Offer as soon as possible. Details of the procedure for doing so are set out in the Final Offer Documents (including, in the case of certificated Cadbury Shares and Cadbury ADSs, the Final Acceptance Forms) sent to Cadbury Securityholders on 20 January 2010. The Final Offer Documents are also available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods).

Compulsory acquisition

Kraft Foods intends, assuming it becomes so entitled (by receiving 90 per cent. acceptances), to acquire compulsorily any outstanding Cadbury Shares (including any Cadbury Shares represented by Cadbury ADSs) pursuant to the provisions of the 2006 Act.

Further information

If you have questions in relation to the Offer and you are not a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Computershare Investor Services PLC on 0870 889 3144 (from within the UK), or on +44 870 889 3144 (from outside the UK).

If you have questions in relation to the Offer and you are a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Georgeson on +1 (212) 440-9800 (Banks and Brokers), +1 (800) 868-1391 (Toll-Free in the United States) or +1 (212) 806-6859 (from outside the United States).

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

Enquiries

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Cadbury

John Dawson	(Investors)	+44 1895 615124

Brunswick Group (public relations)

Richard Jacques		+44 20 7404 5959
Jonathan Glass		+44 20 7404 5959

Further information

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding the Final Offer. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Final Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended Final Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended Final Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.